

82-34992



SUPPL

FOR IMMEDIATE RELEASE

WestJet Co-Founder and Executive Vice-President of Culture Announces Retirement

After 12 years at WestJet, Don Bell decides it's time to leave on a high and spend more time with family

CALGARY, Alberta. May 30, 2007. WestJet today announced that Don Bell, Executive Vice-President, Culture and one of the founders of WestJet, will be retiring effective July 2, 2007.

As one of the original architects of the foundational philosophies of WestJet, Don has been instrumental in creating and perpetuating the environment that is the basis for the outstanding WestJet guest experience and award-winning corporate culture.

"This was a difficult decision but ultimately I believe the time is right. I have, along with my fellow WestJetters, helped build the foundation for the continued success of the airline. We have passionate and engaged people that I believe are second-to-none, not only in our industry, but in any industry. It has been my privilege and honour to work with each of them. I leave confident that our culture is stronger than ever and will be led by a very talented Executive team and over 6,000 WestJetters, each and every day," said Don Bell.

WestJet co-founder, CEO and Executive Chairman Clive Beddoe said, "Founder to founder, I thank Don for his hard work and dedication through good times and bad. His tireless efforts to ensure that we have an enviable corporate culture and an emotionally committed workforce has allowed all of us to succeed. I wish Don the best in his retirement. He will always be a part of the WestJet family."

WestJet identified from day one that corporate culture is a main driver for success. Aligning the values and interests of its people with those of the company has a significant impact on guest experience and ultimately drives financial performance.

As might be expected in a small, brash, upstart airline, Don held many roles including Senior Vice-President Customer Service, Co-Chief Operating Officer, and Captain of WestJet's 737 aircraft. Don has also held the role of Chairman of the Air Transport Association of Canada (ATAC) since November 2005.

Born and raised in Calgary, Don is married with four young children and loves being a father. Active in his children's lives, Don can be seen with his kids snow skiing, waterskiing, dirt biking, riding a quad or just hanging out on the family acreage. Don takes great pride in the successes of WestJet and its people.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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For additional information, please contact:
Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com Website: www.westje

7/10



FOR IMMEDIATE RELEASE

WestJet announces May load factor of 80 per cent marking the fifth consecutive record month

Airline's May capacity increased 15 per cent over May last year

CALGARY, Alberta. June 6, 2007. WestJet today announced its May load factor of 80.0 per cent, exceeding May 2006 load factor by 3.1 percentage points and setting a record load factor for the month of May. This is the fifth consecutive month WestJet has produced a record load factor. May results include a 15 per cent capacity increase as measured by available seat miles (ASM) and a 20 per cent increase in revenue passenger miles (RPM).

"We are pleased that every month in 2007 has produced a record load factor," said Sean Durfy, WestJet President. "What makes this more impressive is our year-to-date ASM growth of 18 per cent. In May, we transitioned a further 15 per cent of our capacity to domestic routes in order to meet summer demand. Quarter-to-date revenue per available seat mile (RASM) is slightly positive over last year."

"Our WestJet owners continue to deliver our exceptional guest experience and I thank them for their continued efforts," added Sean Durfy.

May 2007 Traffic Results

	May 2007	May 2006	Per cent change
Load Factor	80.0%	76.9%	3.1 pts.
Available Seat Miles (ASM)	1,181.9 million	1,023.7 million	15%
Revenue Passenger Miles (RPM)	945.6 million	787.5 million	20%

	Year-to-date 2007	Year-to-date 2006	Per cent change
Load Factor	81.2%	78.7%	2.5 pts.
Available Seat Miles (ASM)	5,761.4 million	4,894.1 million	18%
Revenue Passenger Miles (RPM)	4,679.3 million	3,851.7 million	21%

Correction: In the news release dated May 3, 2007 announcing April's 2007 traffic statistics, load factor for April was incorrectly stated as 82.8 per cent. The actual load factor for April 2007 was 82.9 per cent.

This disclosure may contain forward-looking statements and are subject to, and may be affected by, numerous risks and uncertainties, some of which are beyond WestJet's control. WestJet's results may differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to these differences include, but are not limited to: changes in government policy, exchange rates, interest rates, disruption of supplies, volatility of fuel prices, terrorism, general economic conditions, the competitive environment and other factors described in WestJet's public reports and filings. Forward-looking statements are subject to change and WestJet does not undertake to update, correct or revise any forward-looking information as a result of any new information, future events or otherwise.

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For additional information, please contact:

Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com

Website: westjet.com



ADVISORY

WestJet Investor Day webcast

Calgary, Alberta. June 7, 2007. WestJet President, Sean Durfy and Executive Vice-President and CFO, Vito Culmone will host the first WestJet Investor Day on Monday, June 11, 2007. Members of the investment community have been invited. There will be a presentation by Sean Durfy, Vito Culmone and the WestJet Executive Team.

The day will include discussion around the Canadian airline industry, as well as transborder and international markets. WestJet's team of Executives will be on hand to go into detail on WestJet's business model, the role people and culture play in financial success and plans for future profitable and sustainable growth.

An audio and PowerPoint webcast of the morning's presentations will be available at:

http://events.onlinebroadcasting.com/westjet/061107/index.php

Date: Monday, June 11, 2007

Time: 10 a.m. MDT

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 38-city North American and Caribbean network. Named Canada's most admired corporate culture in 2005 and 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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WestJet Contacts:
Gillian Bentley
Media Relations
(403) 444-2615
gbentley@westjet.com

April Crane
Investor Relations
(403) 444-2254
arcane@westjet.com

END